Exhibit 99.1

Advantage Announces First Quarter 2014 Financial and Operating Results

Completed Transition to a Pure Play Montney Producer

(TSX: AAV, NYSE: AAV)

CALGARY, May 13, 2014 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report the unconsolidated financial and operating results (excludes Longview Oil Corp. "Longview") for the three months ended March 31, 2014.

In the last twelve months, Advantage transitioned into a highly focused pure play Montney producer.  This has contributed to strong first quarter 2014 results which included:

•	108% increase in funds from operations per share from $0.13/share to $0.27/share
•	$111 million reduction in total debt to $188 million
•	68% decrease in operating cost from $0.86/mcfe to $0.28/mcfe
•	57% decrease in cash G&A costs from $0.47/mcfe to $0.20/mcfe

During the first quarter of 2014, Advantage completed the final steps to simplify the Corporation's capital structure, reduce administration and costs. Advantage's capital structure was simplified and strengthened through the sale of the Longview shares for gross proceeds of $94 million and the sale of our Questfire investments for gross proceeds of $17.5 million. On February 1, 2014, the technical services agreement between Advantage and Longview was terminated. This reduced our administrative costs and resulted in a motivated team of 25 employees who are focused on the Corporation's three year development plan.

Advantage's industry leading cost structure resulted in a first quarter 2014 operating netback which represented 84% of our realized natural gas pricing.  This strong operating margin is a significant factor in Advantage's Glacier three year development plan which is based on an average natural gas price of AECO Cdn $3.75/GJ over the period.  The three year plan is targeted to deliver 100% production per share growth and 190% cash flow per share growth while maintaining an average total debt to cash flow ratio of 1.5.  Production is expected to grow to 183 mmcfe/d in 2015, 205 mmcfe/d in 2016 and 245 mmcfe/d in 2017. Production growth at Glacier has already replaced the sale of approximately 33.6 mmcfe/d (5,600 boe/d) of non-core conventional assets which closed in April 2013.

Consistent with our hedging strategy to maintain downside natural gas price protection, Advantage has hedged an average of 50% of its forecast production for 2014 and 2015 at an average price of AECO Cdn $3.85/mcf.  Advantage has also secured an initial hedge position on 12% of its forecast average production for 2016 through to Q1 2017 at an average price of AECO Cdn $4.07/mcf.

With the completed transition of Advantage to a pure play Montney producer, our board, management and staff are entirely focused on development of our Montney resource including the execution of our three year Glacier development plan.

	Three months ended
Advantage Unconsolidated Results (1)	March 31
	2014	2013

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$55,239	$41,598
per boe	$29.83	$21.75
Funds from operations	$45,449	$21,484
per share (2)	$0.27	$0.13
per boe	$24.56	$11.23
Total capital expenditures	$49,287	$54,107
Working capital deficit (3)	$17,082	$49,027
Bank indebtedness	$84,654	$164,025
Convertible debentures (face value)	$86,250	$86,250
Shares outstanding at end of period (000)	169,096	168,383
Basic weighted average shares (000)	168,700	168,383
Operating
Daily Production
Natural gas (mcf/d)	122,481	119,692
Crude oil and NGLs (bbls/d)	164	1,308
Total mcfe/d (4)	123,465	127,540
Total boe/d (4)	20,578	21,257
Average prices (including hedging)
Natural gas ($/mcf)	$4.89	$3.04
Crude oil and NGLs ($/bbl)	$94.10	$75.58

(1) Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2) Based on basic weighted average shares outstanding.
(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

Strong Funds from Operations due to Increased Glacier Production, Improved Cost Structure and Higher Natural Gas Prices

•	Funds from operations for the first quarter of 2014 increased 112% to $45.4 million or $0.27 per share as compared to the first quarter of 2013 (excluding dividends from Longview), and exceeded our budget. The increased funds from operations have been primarily attributable to the growth in Glacier production, significantly improved commodity prices and lower operating cost, interest and G&A expense.
•	Advantage's operating netback during the first quarter of 2014 was $4.45/mcfe which is 84% of our realized natural gas price of $5.29/mcfe, excluding hedging. This strong cash margin is due to the industry leading low cost structure at Glacier and is a key success factor in our go forward three year development plan.
•	Production increased 14% to 123.5 mmcfe/d (20,578 boe/d) for the first quarter of 2014 compared to the fourth quarter of 2013. Production during the first quarter was in line with our earlier estimate of 122 mmcfe/d to 126 mmcfe/d which included minor Glacier plant outages required to accommodate construction work and integration of new well facility pads. Current production of 135 mmcfe/d is on-track with our Phase VII development plan.
•	Advantage's total cash cost structure including operating costs, royalties, interest and cash G&A expense decreased 45% from $1.76/mcfe in the first quarter of 2013 to $0.97 /mcfe in the first quarter of 2014. The decrease is attributable to divestment of higher cost non-core assets, reduced debt and the focus on improving efficiencies in all aspects as we continue our development at Glacier.
•	Operating costs decreased 68% to $0.28/mcfe ($1.65/boe) in the first quarter of 2014 compared to the same period in 2013.
•	Royalties were 4.6% during the first quarter of 2014 compared to 4.5% in the first quarter of 2013.
•	G&A cash expenses decreased 57% to 0.20/mcfe in the first quarter of 2014 compared to the same period in 2013.
•	Total capital expenditures in the first quarter of 2014 were $49.3 million which was $14.6 million lower than budgeted due to improved drilling efficiencies that resulted in lower per well drilling costs than anticipated.
•	Bank indebtedness outstanding at March 31, 2014 was $84.7 million, a decrease of $69.0 million since December 31, 2013 due to the increase in funds from operations and net proceeds received from the disposition of investments in Longview and Questfire Energy Corp. The $84.7 million of bank debt at March 31, 2014 represents a 28% draw on our available credit facility of $300 million.

Glacier Operations On-Track with Three Year Development Plan

Solid Production from Recent Slickwater Frac'd Wells

•	A total of 12 new Phase VI Montney wells have been brought on production to support the current production rate of approximately 135 mmcfe/d. Many of these new wells are still restricted to manage frac sand flow back and better sustained productivity. A total of 10 Phase VI wells remain in inventory and will be brought on stream as required to maintain the 135 mmcfe/d production rate through the balance of 2014. Additionally, a total of six new Phase VII wells have been rig released to date.
•	Advantage's record Phase VI Upper Montney well at 05-20-76-12W6 is still producing at a restricted rate of 7.0 mmcf/d with a wellhead pressure of 8,100 kpa after 111 days of production. To date, the 05-20-76-12W6 well has produced 0.92 bcf.
•	A new Phase VI Lower Montney well located in the northwest quadrant of our Glacier land block at 16-33-76-13W6 came on production at 10 mmcf/d and has produced at this rate for 45 days. This is the first Lower Montney well drilled in the northwest quadrant of Glacier and was originally tested at a final production test rate of 5 mmcf/d at a final flowing pressure of 9,270 kpa after 72 hours of flow. The 16-33-76-13W6 well was frac'd with a 20 stage slickwater frac and the well has continued to clean up after the initial production test period. We believe the increased volume of slickwater used in this frac requires more clean up time compared to previous wells and the higher number of fracs could result in improved longer term production characteristics compared to older wells.
•	Our Phase VI Lower Montney wells located in the western portion of Glacier at 15-31-75-13W6 and 10-31-75-13W6 were initially brought on production at rates of up to 15 mmcf/d and 11 mmcf/d and are still producing at restricted rates of 5.3 mmcf/d and 6.7 mmcf/d after 165 days of production. Each well has produced approximately 1.2 bcf during this period. These wells were completed with slickwater and modified completion techniques and continue to demonstrate improved performance compared to older Lower Montney wells.
•	Since the winter of 2012, a total of 13 Upper and Lower Montney wells completed with slickwater and brought on production are exhibiting production performance at or above our Phase VII budget type curve (based on an average initial 30 day production rate of 6.9 mmcf/d).
•	Advantage's record Middle Montney well located at 12-02-76-12W6 demonstrated a final production test rate of 13 mmcf/d including 20 bbls/mmcf of free condensate, and was initially brought on production at restricted rates of up to 9.5 mmcf/d and is still flowing at a restricted rate of 6.5 mmcf/d after 60 days of production. The 12-02-76-12W6 well has been restricted to control the amount of free condensate that our facilities can handle at this time since our Glacier gas plant does not currently have liquid extraction or condensate stabilization processes installed.

Glacier Phase VII Glacier Development Program Update

•	The Glacier Phase VII drilling program was accelerated into the first quarter of 2014 due to lower than anticipated capital expenditures in our Phase VI program.
•	To date, six of our 33 Phase VII wells have been rig released. One drilling rig is currently drilling our first six well pad through spring break-up. Two additional drilling rigs will be deployed once weather conditions permit access to new drilling sites. Well completion activities will also commence once weather conditions permit transport of completion equipment to well sites that have been rig released.
•	Engineering design for the installation of a shallow cut liquids extraction process, condensate stabilization and additional gas compression at our 100% owned Glacier gas plant has been completed. Equipment orders will be finalized shortly. The plant expansion is designed to increase the dry and liquids rich gas processing capacity to satisfy our three year development plan requirements of 245 mmcfe/d by 2017. By June 2015, we expect Glacier production to increase from 135 mmcfe/d to 183 mmcfe/d.
•	Design plans have been finalized for increasing the transportation capacity of the sales gas lateral which connects the Glacier gas plant to TransCanada Pipeline's main sales pipeline to accommodate our three year development plan and beyond. Field survey work has commenced.

Advantage's strong operating and financial achievements combined with simplification of the corporate structure have positioned the Corporation as an industry leading low cost Montney producer with strong growth. We look forward to reporting results on our progress as we execute Advantage's Glacier three year development plan.

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's anticipated production per share growth and cash flow per share growth, including the targeted amount and timing of achievement thereof; expectations as to future natural gas prices;  estimated tax pools; expected  increases in production in 2015, 2016 and 2017 resulting from Advantage's Glacier three year development plan; expectations of future debt to cash flow ratios; expectations as to the number of wells in Advantage's Phase VI Program required to provide sufficient production inventory to maintain production at anticipated levels through to the end of 2014; expectations regarding tie-ins of Phase VI wells; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed and number of wells to be included in Advantage's Phase VII drilling program; anticipated timing of completion of expansion of Glacier gas plant and effect of engineering design on processing capacity, including the amount of such processing capacity; and the status of design plans to increase transportation capacity of the sales gas lateral which connects the Glacier gas plant to TransCanada Pipeline's main sales pipeline. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to final production test rates, initial test production rates, production type curves,  restricted rates and 30 day production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	Billion cubic feet
tcf	trillion cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcfe/d	million cubic feet equivalent per day
tcfe	trillion cubic feet equivalent

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

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ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta
T2P 5E9
Phone:  (403) 718-8000
Fax:      (403) 718-8332
Web Site: www.advantageog.com
E-mail:  ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 21:55e 13-MAY-14